
SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

31 March 2003

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room ~~3094 (3-6)~~ 3011 3-2
450 Fifth Street
Washington DC 205549
USA


03050065

SUPPL

Dear Sir/Madam

I enclose a copy of a Company Announcement released today.

Yours faithfully,

M. Woodall


SEC MAIL PROCESSING
RECEIVED
APR 14 2003
WASH. D.C.
165

Michelle Woodall
Senior Company Secretarial Assistant

Enc.

dlw 4/21

SEVERN TRENT
PRE-CLOSE PERIOD TRADING STATEMENT
31 March 2003

Severn Trent is starting its usual analysts meetings ahead of the close period prior to the announcement of results for the year ending 31 March 2003. In these meetings the following trading update for the 2002/03 financial year will be provided.

The Board considers that, overall, the Group's performance for 2002/03 is broadly in line with its expectations.

Severn Trent Water has continued to outperform its regulatory targets for gross operating cost efficiencies although, as has been previously described, there are offsetting cost pressures. For completed capital schemes in AMP3 to date, Severn Trent Water has achieved average capex efficiencies of around 7% against the OFWAT targets. In addition, Severn Trent Water has had a good year in terms of service and quality.

The results of the IDOK application last Autumn and the RPI figure for November 2002 mean that Severn Trent Water's regulated prices for the financial year 2003/04 will be increased on average by approximately 4.75%. However, in 2003/04 there will be continuing cost pressures and, reflecting the capital expenditure programme, increases in depreciation are expected.

Conditions in the UK waste market continue to be difficult. In particular, this is impacting industrial/commercial volumes in Biffa's three business sectors in the UK - collection, landfill and special waste. However, municipal contracts and pre-treatment activities within collection, electricity generation and Biffa Belgium have performed well. Biffa's PBITA (including Biffa Belgium) is expected to be down year-on-year by approximately 7% to 10%, or down by approximately 0% to 3% if the contribution from foot-and-mouth is excluded from last year.

Services' total PBITA, including the impact of exchange rates, is expected to be broadly similar year-on-year. Although Services has continued to be impacted by the difficult economic environment, laboratories has performed well and, reflecting management actions, water purification has improved its performance in the second half of the financial year.

The Group's results for the year ending 31 March 2003 will be announced on 10 June 2003.

Footnotes:

1 PBITA is profit before goodwill amortisation, interest, tax and exceptional items.

2 The final dividend, subject to approval by the shareholders at the Annual General Meeting, will be paid on 1 October 2003 based on a record date of 20 June 2003. The ex-dividend date will be 18 June 2003.

3 The Group's interim results for the half-year ending 30 September 2003 are

expected to be announced on 9 December 2003.

4 There will be a presentation for analysts and investors on Biffa, led by Martin Bettington, at 4.00pm on Thursday 3 April 2003. This presentation will be available as a simultaneous telephone dial-in facility on 01296 480 100, quote access code C323 952, with the presentation slides being available on the Severn Trent website (www.severntrent.com). A playback facility will be available on the Severn Trent website for 7 days following the presentation.

5 This document contains certain "forward-looking statements" with respect to Severn Trent's financial condition, results of operations and business and certain of Severn Trent's plans and objectives with respect to these items.

Forward-looking statements are sometimes but not always, identified by their use of a date in the future or such words as "anticipates", "aims", "due", "could", "may", "should", "expects", "believes", "intends", "plans", "targets", "goal" or "estimates". By their very nature forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include but are not limited to, changes in the markets in which the Group operates; changes in the regulatory frameworks in which the Group operates; the impact of legal or other proceedings against or which affect the Group; and changes in interest and exchange rates.

All subsequent written or verbal forward-looking statements attributable to Severn Trent or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward-looking statements.

Enquiries:

Alan Perelman Group Finance Director	Severn Trent	0121 722 4176 *
Peter Gavan Director of Corporate Affairs	Severn Trent	0121 722 4310 *
Julian Wais Head of Investor Relations	Severn Trent	0121 722 4176 *
Simon Holberton and Tim Grey	Brunswick Group	020 7404 5959

* Enquiries 7.00am-9.30am on Monday 31 March 2003:
Alan Perelman/Julian Wais : 020 7233 3914
Peter Gavan : 020 7233 3917

Ends


SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

28 March 2003

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room ~~3094 (3-6)~~ 3011 3-2
450 Fifth Street
Washington DC 205549
USA

Dear Sir/Madam

I enclose a copy of a Company Announcement released today.

Yours faithfully,

M. Woodall

Michelle Woodall
Senior Company Secretarial Assistant


SEC MAIL PROCESSING
RECEIVED
APR 14 2003
WASH. D.C. 165 SECTION

Enc.

On 27 March 2003, Severn Trent QUEST Limited (a wholly owned subsidiary of Severn Trent Plc permitted to subscribe for shares in the company to satisfy options granted under the Company's Sharesave scheme) subscribed for 4,179 Ordinary shares of 65 5/19 pence each to satisfy the exercise of options by participants in the scheme. These shares were then transferred to participants on the same day. The executive directors of Severn Trent Plc were deemed to have a technical interest in the 4,179 shares when Severn Trent QUEST Limited subscribed for the shares and ceased to have an interest when the shares were transferred to the participants.

www.severntrent.com